April 5, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Registration Statement on Form SB-2 for
MIPSolutions, Inc.
File No. 333-141927

Gentlemen:

I enclose for filing the registration statement on Form SB-2 for MIPSolutions, Inc.

If you have any questions, please contact me at the letterhead phone.

Sincerely,

Lee W. Cassidy